EXHIBIT 3

                          [JEFFBANKS, INC. LETTERHEAD]

NEWS RELEASE
NASDAQ: "JEFF"

For Immediate Release

                   JEFFBANKS, INC. TO MERGE REGENT BANCSHARES

(March 19, 1998 - Philadelphia, PA) -- Besty Z. Cohen, Chairman and Chief Executive Officer of JeffBanks, Inc., and Robert B. Goldstein, Chief Executive Officer of Regent Bancshares Corp., announced today that JeffBanks, Inc. (NASDAQ
NMS: "JEFF") has agreed to merge Regent Bancshares Corp. (NASDAQ: "RBNK"). The agreement calls for Regent National Bank, a wholly-owned subsidiary of Regent Bancshares Corp., to be merged into Jefferson Bank of Pennsylvania, a wholly-owned subsidiary of JeffBanks, Inc. Pending appropriate corporate, shareholder and regulatory approvals, the merger is expected to be completed by July 31, 1998.

Under the terms of the merger, which is intended to be tax-free, Regent shareholders will receive .303 shares of JeffBanks, Inc. (JBI) common stock for each share of common stock of Regent Bancshares Corp. On March 18, 1998, common stock of JBI was reported at $47.50/share, equating to $14.39 per share of Regent Bancshares common stock.

JeffBanks, Inc. is a bank holding company with two FDIC-insured commercial banks subsidiaries, Jefferson Bank of Pennsylvania (JBPA) and Jefferson Bank New Jersey (JBNJ). With total assets as December 31, 1997 of approximately $1.3 billion, JeffBanks, Inc. is Philadelphia's largest locally-based financial institution. The merger with Regent Bank, which operates a single branch office at 15th and Walnut Streets in Philadelphia, will add approximately $235 million in assets, giving the combined entity total assets of approximately $1.6 billion and 31 branch offices in Greater Philadelphia region.

Upon completion of the merger, Mr. Goldstein will join the JBI Board of Directors as Vice Chairman, and will be President and Chief Operating Officer
(COO) of Jefferson Bank of Pennsylvania. Harmon S. Spolan will become Vice Chairman of the Board of Directors of JBPA, and will continue to serve as President and COO of JBI. Regent Bank President Barbara Teaford will also join Jefferson as an officer and director of JBPA. "We are pleased to welcome Bob Goldstein and Barbara Teaford, and proud that they will be joining Jefferson's solid management team," said Spolan. "Bob's 30-years of banking experience and his career as a dedicated lender will provide Jefferson with great executive management strength as the institution grows in asset size and importance in the Philadelphia region."

Mr. Goldstein, who joined Regent in April 1997, said that given the ongoing market consolidation in the city, he saw tremendous opportunity in Philadelphia and was seeking to affiliate Regent with a financial institution that was well-positioned to maximize that opportunity. "We are thrilled to join a franchise such as Jefferson Bank," said Goldstein, "which we see as being the premier bank for middle-market, owner-operated businesses and high net worth individuals. In seeking a partner, we at Regent felt that there was no other comparable institution in the Philadelphia marketplace that share our philosophy of dedicated personal service to this customer niche. We believe Jefferson's strong base as a well-capitalized institution, its continuity and longevity of senior management, and its ongoing commitment to the community present a solid platform from which the alliance of Regent and Jefferson will continue to grow."

Betsy Cohen agreed that the merging of Regent National Bank into Jefferson Bank will enlarge the presence of JBI, which is currently the largest locally-owned commercial bank headquartered in Philadelphia, and bring together a focus on servicing entrepreneurs which will benefit the small to mid-sized business community. Cohen said, "We are looking forward to integrating the many years of experience, expertise, and vision of Bob Goldstein and Barbara Teaford into the Jefferson Bank family. In forging strategic alliances, we look for value in human as well as institutional resources, and we are delighted that this union will add such well-respected leadership to Jefferson Bank."

                                       -2-